EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-36277 on Form S-8 and in Registration Statement No. 333-162581 on Form S-3 of our report dated March 15, 2011 (March 15, 2012 as to the effects of the retrospective adjustments for the reversal of discontinued operations discussed in Note 9), relating to the financial statements and financial statement schedule of Reading International, Inc. and subsidiaries (the “Company”) ,which report includes an explanatory paragraph regarding the current maturity of the Company’s Australian Credit Facility and an explanatory paragraph regarding the retrospective adjustment to reflect the reversal of discontinued operations, appearing in this Annual Report on Form 10-K of Reading International, Inc. and subsidiaries for the year ended December 31, 2011.

/s/  DELOITTE & TOUCHE LLP

Los Angeles, California

March 15, 2012